HINDALCO

ADITYA BIRLA GROUP

09045952

AM/SN/TC-09

23rd April, 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

RECEIVED
2009 APR 28 A 6:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Re: Compliance of Regulation 8(3) as on 31st March, 2009 of SEBI (Substantial Acquisition of Shares and Takeover) Regulation, 1997.

Please find enclosed herewith the statement showing the details as on 31st March, 2009 pursuant to Regulation 8(3) SEBI (Substantial Acquisition of Shares and Takeover) Regulation, 1997.

Thanking You.

Yours Faithfully,
For **HINDALCO INDUSTRIES LIMITED**

ANIL MALIK
Vice President &
Company Secretary

Encl: as above

4/28

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Company (Target / Reporting Company)	Hindalco Industries Limited 3rd Floor, Century Bhavan, Dr. A.B Road Worli, Mumbai : 400030
Date of Reporting	23-Apr-09
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) Bombay Stock Exchange Limited (2) National Stock Exchange Limited

RECEIVED

2009 APR 28 A 6: 18

(i) Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights	

SNo.	Names	As on 31st March 2009		As on 31st March 2008		Changes if any, between (A) and (B)		As on Record Date for Dividend (5th Sept , 2008)			As on Record Date for Dividend (20th March, 2007)		Changes if any, between (D) and (E)		
		[A]		[B]		[C]		[D]			[E]		[F]		
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR		%	Share/VR	%	Share/VR		%
						-- N I L --									

(ii) Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).

Names of the Promoter(s) / person having control / percens acting in concert																
SNo.	Names	As on 31st March , 2009		As on 31st March , 2008		Changes if any, between (A) and (B)		As on Record date for dividend (5th Sept , 2008)			As on Record date for dividend (20th March, 2007)			Changes if any, between (D) and (E)		
		[A]		[B]		[C]		[D]			[E]			[F]		
		Fully paid Share/VR#	%	Fully paid Share/VR#	%	Fully paid Share/VR#	%	Fully paid Share/VR#	Partly paid Share/ VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%
1	Turquoise Investments And Finance Pvt. Ltd. Birlagram Nagda, M.P. – 456 331	99012468	5.82	82258728	6.70	16753740	0.99	82258728	0.00	6.70	63951970	18306758	7.01	18306758	-18306758.00	0.75
2	Trapti Trading & Investments Pvt. Ltd. Birlagram Nagda, M.P. – 456 331	93063124	5.47	72144187	5.88	20918937	1.23	72144187	0.00	5.88	56088430	16055757	6.15	16055757	-16055757.00	0.65
3	Birla Group Holdings Pvt. Ltd. 159, Churchgate Reclamation Mumbai – 400 020	6731467	0.40	4712027	0.38	2019440	0.12	4712027	0.00	0.38	3663360	1048667	0.40	1048667	-1048667.00	0.04
4	Umang Commercial Co. Ltd. Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	26442761	1.56	18509933	1.51	7932828	0.47	18509933	0.00	1.51	14390530	4119403	1.58	4119403	-4119403.00	0.17
5	Heritage Housing Finance Ltd. Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	634591	0.04	396591	0.03	238000	0.01	396591	0.00	0.03	308330	88261	0.03	88261	-88261.00	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	%	Fully paid Share/VR#	%	Fully paid Share/VR#	%	Fully paid Share/VR#	Partly paid Share/ VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%
6	Mangalam Services Limited Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	153008	0.01	95608	0.01	57400	0.00	95608	0.00	0.01	74330	21278	0.01	21278	-21278.00	0.00
7	Gwalior Properties And Estates Pvt. Ltd. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
8	Seshasayee Properties Private Limited Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
9	TGS Investment & Trade Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	585249	0.03	365749	0.03	219500	0.01	365749	0.00	0.03	86310	24706	0.01	279439	-24706.00	0.02
10	IGH Holdings Private Limited 159, Churchgate Reclamation Mumbai – 400 020	228963487	13.47	88307573	7.20	140655914	8.27	88307573	0.00	7.20	945990	15694340	0.84	87361583	-15694340.00	6.48
11	Birla TMT Holdings Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
12	Trustee Holding shares on behalf of Hindalco as per the Scheme of Amalgamation of Hindalco/IGCL/IGFL	16316130	0.96	16316130	1.33	0	0.00	16316130	0.00	1.33	16316130	0	1.56	0	0.00	0.00
13	Global Holdings Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	6336	0.00	3936	0.00	2400	0.00	3936	0.00	0.00	3060	876	0.00	876	-876.00	0.00
14	Shri Kumar Mangalam Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	865740	0.05	466140	0.04	399600	0.02	466140	0.00	0.04	362400	103740	0.04	103740	-103740.00	0.00
15	Smt Rajashree Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	612470	0.04	310170	0.03	302300	0.02	310170	0.00	0.03	241140	69030	0.03	69030	-69030.00	0.00
16	Aditya Vikram Kumar Mangalam Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	648632	0.04	347097	0.03	301535	0.02	349232	0.00	0.03	269850	77247	0.03	79382	-77247.00	0.00
17	Kumar Mangalam Birla Karta of AVKM Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	0	0.00	2135	0.00	646497	0.04	0	0.00	0.00	1660	475	0.00	-1660	-475.00	0.00
18	Smt. Neerja Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	114640	0.01	61740	0.01	52900	0.00	61740	0.00	0.01	48000	13740	0.01	13740	-13740.00	0.00
19	Master Aryaman Vikram Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
20	Kumar Mangalam Birla F& NG of Ananyashree Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	35895	0.00	19295	0.00	16600	0.00	19295	0.00	0.00	15000	4295	0.00	4295	-4295.00	0.00

HINDALCO INDUSTRIES LIMITED
MUMBAI

		Fully paid Share/VR#	%	Fully paid Share/VR#	%	Fully paid Share/VR#	%	Fully paid Share/VR#	Partly paid Share/ VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%
21	Kum Advaitesha Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
22	Ms.Vasavdatta Bajaj Swapnalok, Napean Sea Road Mumbai	121319	0.01	84919	0.01	36400	0.00	84919	0.00	0.01	66020	18899	0.01	18899	-18899.00	0.00
23	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
24	Smt Sarla Devi Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
25	Grasim Industries Ltd. Birla Gram, Nagda - 456 331. Madhya Pradesh	54542475	3.21	29369025	2.39	25173450	1.48	29369025	0.00	2.39	23034530	6334495	2.51	6334495	-6334495.00	0.26
26	Aditya Birla Nuvo Ltd. Junagadh-Veraval Road Veraval - 362 266 Gujarat	33506337	1.97	20395162	1.66	13111175	0.77	20395162	0.00	1.66	16316130	4079032	1.76	4079032	-4079032.00	0.17
27	Pilani Investment & Industries Corporation Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	29185398	1.72	29185398	2.38	0	0.00	29185398	0.00	2.38	22690160	6495238	2.49	6495238	-6495238.00	0.26
28	Vikram Holdings Pvt. Ltd. "Industry House", 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
29	Essel Mining & Industries Limited "Industry House", 10, Camac Street Calcutta – 700 017	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
30	HGI Industries Limited "Industry House", 10, Camac Street Calcutta – 700 017	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
31	Vaibhav Holdings Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
32	Rajratna Holdings Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
33	Birla Institute of Technology & Science P.O. Pilani, Dist. - Jhunjhunu Rajasthan - 333 031	21583090	1.27	21583090	1.76	0	0.00	21583090	0.00	1.76	21583090	0	2.07	0	0.00	0.00
34	Mangalam Carbide Limited Post : Barbil Dist. Keonjher Orissa – 758 035	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
35	BGH Exim Limited 213 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	%	Fully paid Share/VR#	%	Fully paid Share/VR#	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%
36	Sun God Trading and Investments Ltd. Birla Gram, Nagda - 456 331.	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
37	Samruddhi Swastik Trading & Investments Limited Birla Gram, Nagda - 456 331.	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
38	Manav Investment & Trading Company Ltd 9/1, R.N. Mukherjee Road Kolkatta:700001	672571	0.04	672571	0.05	0	0.00	672571	0.00	0.05	522890	149681	0.06	149681	-149681.00	0.01
39	BGH Properties Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg , Worli Mumbai: 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
40	Applause Entertainment (P) Limited 702, Shalimar Morya Park Oshiwara Link Road Andheri (West) Mumbai :400 053	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
41	Applause Bhansali Films Private Limited 702 Shalimar Morya Park Oshiwara Link Road Andheri West Mumbai: 400 053	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
42	Applause Entertainment A P Private Limited E-4, 4th Floor, Millenium Square Nagarjuna Circle Punjagutta Hyderabad : 500 082	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
43	Infocyber India Private Limited 213 TV Industrial Estate 52 S.K. Ahire Marg , Worli Mumbai: 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
44	Aditya Birla Health Services Limited Survey No. 31 , Theragoan Chinchwad Pune : 411 033	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
45	Birla Insurance Advisory & Broking Services Limited 263 Madhuhans Building Basement Dr. Annie Besant Road Worli, Mumbai: 400 025	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
46	Rohit Industrial Organics Private Limited Ahura Centre 2nd Floor, A Wing Mahakali Caves Road , Andheri East Mumbai :400 093	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
47	Udyog Services Limited Queens Mansion , Prescot Road Fort, Mumbai : 400 001	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
48	Kanistha Finance & Investment Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg , Worli Mumbai: 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
49	Aditya Birla Retail Limited Aditya Birla Centre S.K. Ahire Marg, Worli Mumbai : 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

50	Naman Finance & Investment Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg , Worli Mumbai : 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
51	Surya Kiran Investments PTE Limited * 3, Shenton Way,#-14-01 Shenton House Singapore: 068805	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
52	Surya Abha Investments PTE. Limited 3 Shenton Way, # 14-01Shenton House Singapore: 068805	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
53	Surya Vinlyog PTE Limited 3 Shenton Way, # 14-01Shenton House Singapore: 068805	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0	0.00	0	0.00	0.00
	TOTAL	613797188	36.10	385607204	31.42											

* 1000 GDR'S are held by M/S Surya Kiran Investments PTE Limited as per disclosure received from them. Since these are GDR's they are not included in the above shares.

Place: **Mumbai**

Date: **April 23, 2009**

HINDALCO INDUSTRIES LIMITED MUMBAI

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
VICE - PRESIDENT &
COMPANY SECRETARY